UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Second Amendment to Disposal of Treasury Stocks for

Acquisition and Merger of POSCO Processing & Service

The resolution on ‘Disposal of Treasury Stocks for Acquisition and Merger of POSCO P&S’ (originally filed on August 23, 2018 and amended on November 5, 2018) is further amended, and the amended parts are emphasized in bold. The revised version of the Resolution is attached as below. Except as expressly amended herein, there is no other amendment or modification.

•	Disposal Period: January 7, 2019

ø Detailed information of the merger is disclosed on ‘Resolution on Merger and Acquisition of POSCO P&S’ (Originally filed on August 23, 2018, and amended on September 20 and December 12, 2018)

Disposal of Treasury Stocks for

Acquisition and Merger of POSCO Processing & Service

On August 22, 2018, the Board of Directors of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

•	Purpose: POSCO Processing & Service (“POSCO P&S”) is merged into POSCO

•	Category and Number of treasury stocks to be Disposed

: Common Shares / 115,703 Shares

•	Disposal Method: Distributing to the shareholders of POSCO P&S

•	Disposal Period: January 7, 2019

•	Number of treasury stocks prior to disposal: Common Shares / 7,185,703 Shares

•	Security Brokerage Firm: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: December 12, 2018	By	/s/ Yoon, Duk-Il
(Signature)
	Name:	Yoon, Duk-Il
	Title:	Senior Vice President